UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

In March 2023, Akari Therapeutics, Plc (the “Company”) sold to certain accredited and institutional investors, led by existing investors and certain of the Company’s officers and members of its Board of Directors, including Dr. Ray Prudo and Rachelle Jacques, the Company’s Chairman and the Company’s Chief Executive Officer, respectively, an aggregate of 26,666,667 ADSs in a registered direct offering, for gross proceeds of approximately $4.0 million. As a result of the receipt of the net proceeds from such offering and the positive impact of warrant liability accounting on shareholders’ equity, as of the date of this Report on Form 6-K, the Company believes it has shareholders’ equity in excess of $2.5 million and thereby satisfies the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name: Title:	Rachelle Jacques President and Chief Executive Officer

Date: May 3, 2023